ING PROTECTOR ELITE
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar life Insurance Company and its Select★Life Variable Account

The Policy
 • Is issued by ReliaStar Life Insurance Company.
 • Is returnable by you during the free look period if you are not satisfied.
 Premium Payments
 • Are flexible, so the premium amount and frequency may vary.
 • Are allocated to the variable account and the fixed account, based on your instructions.
 • Are subject to specified fees and charges.
 The Policy Value
 • Is the sum of your holdings in the fixed account, the variable account and the loan account.
 • Has no guaranteed minimum value under the variable account. The value varies with the value of the funds you select.
 • Has a minimum guaranteed rate of return for amounts in the fixed account.
 • Is subject to specified fees and charges, including possible surrender charges.
 Death Benefit Proceeds
 • Are paid if your policy is in force when the insured person dies.
 • Are calculated under your choice of options:
   ▷ Option 1 -- the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
   ▷ Option 2 -- the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
   ▷ Option 3 -- the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid less withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
 • Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
 • Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.
	The Fund Families
	 45 funds from the following fund families are available through the policy.
	 • AIM Variable Insurance Funds
	 • Alger American Funds
	 • Fidelity® Variable Insurance Products Funds
	 • The GCG Trust
	 • ING Income Shares
	 • ING Partners, Inc.
	 • ING Variable Portfolios, Inc.
	 • ING Variable Products (VP) Trust
	 • Janus Aspen Series
	 • Neuberger Berman Advisers Management Trust
	 • OCC Accumulation Trust
	 • Pioneer Variable Contracts Trust
	 • Putnam Variable Trust

This prospectus describes what you should know before purchasing the ING Protector Elite variable universal life insurance policy. Please read it carefully and keep it for future reference. A prospectus for each of the funds available through the policy must accompany and should be read together with this prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is NOT a bank deposit or obligation, insured by the FDIC or backed by any bank or government agency.

The date of this prospectus is September 13, 2002

TABLE OF CONTENTS

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 5011
2001 21st Avenue, N.W.
Minot, North Dakota 58703
1-877-886-5050
www.servicecenter@reliastar.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See *Purchasing a Policy -- Premium Payments, page 24.***	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse to accept any premium less than $25. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.

Free Look Period
 See *Purchasing a Policy -- Free Look Period, page 25.*
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	 • The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	 • During the free look period, your net premium will be allocated to the money market sub-account.
	 • The free look refund will equal the greater of:
	   ▷ A return of all premium we have received; or
	   ▷ Your policy value plus a refund of all charges deducted.

Temporary Insurance **See *Purchasing a Policy -- Temporary Insurance, page 25.***	• If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied. • The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Death Benefits
 See *Death Benefits*, page 29.
	• Death benefits are paid if your policy is in force when the insured person dies.
	 • You must choose either the "guideline premium test" or the "cash value accumulation test" to ensure compliance with the Internal Revenue Code's definition of "life insurance."
	 • Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	 • You may choose between one of three death benefit options:
	   ▷ Option 1 -- the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
	   ▷ Option 2 -- the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
	   ▷ Option 3 -- the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid less withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.

	• After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected plus the amount of coverage, if any, under the term insurance rider or your policy value multiplied by the appropriate factor described in Appendix A. **See Automatic Rider Benefits -- Full Death Benefit Rider.** • We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges. • The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantees
See *Death Benefits --* **Death Benefit Guarantees, page 33.**
	• During the basic death benefit guarantee period, your policy will not lapse as long as your policy value less any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.
	• After your basic death benefit guarantee period, your policy will not lapse as long as your policy value less the loan account value (the "net policy value") is enough to pay the periodic fees and charges, when due.
	• However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due:
	  ▷ The basic death benefit guarantee is standard on every policy. This guarantee lasts for the lesser of five years or to age 80, but not less than one year. Under this guarantee your policy will not lapse provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date;
	  ▷ The extended death benefit guarantee is an optional benefit that may be selected only when you apply for the policy. If you select this guarantee, it lasts for the lesser of 20 years or to age 80. Under this guarantee your policy will not lapse provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. There is a separate monthly charge for this guarantee; and
	  ▷ The lifetime death benefit guarantee is an optional benefit that may be selected only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date. There is no charge for this guarantee.

Rider Benefits See *Additional Insurance Benefits* **-- Optional Rider Benefits, page 35.**	• You may attach additional benefits to your policy by rider. • In many cases, we deduct an additional monthly charge for these benefits.
Investment Options See *The Investment Options,* **page 17**	• You may allocate your net premiums to the ReliaStar Select★Life Variable Account (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.

	• The fixed account consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.
	• We credit interest of at least 3.00% per year on any amounts you allocate to the fixed account.
	• We may, in our sole discretion, credit interest in excess of 3.00%.
Transfers See *Special Features and Benefits* **-- Transfers, page 43.**	• You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer.
Dollar Cost Averaging See *Special Features and Benefits* **-- Dollar Cost Averaging, page 44.**	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Dollar cost averaging does not, however, assure a profit nor does it protect against a loss in a declining market.
Automatic Rebalancing See *Special Features and Benefits* **-- Automatic Rebalancing, page 44.**	• Through the automatic rebalancing program your variable and fixed account values are periodically reallocated among your selected investment options to maintain your specified distribution of policy value among those investment options. • There is no charge to participate in the automatic rebalancing program.
Loans See *Special Features and Benefits* **-- Loans, page 42.**	• After the first policy year, you may take loans against your policy's surrender value. • A loan must be at least $500. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at an annual rate that will not exceed 4.76%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate of 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, less the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See *Special Features and Benefits* **-- Partial Withdrawals, page 46.**	• After the first policy year, you may withdraw part of your policy's surrender value. • A partial withdrawal must be at least $500. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals will reduce your policy's base death benefit and will reduce your policy's value. • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.

Surrenders See *Termination of Coverage* **-- Surrender, page 47**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • The surrender value of a policy is equal to the policy value less any surrender charge, loan account value and unpaid fees and charges. • Surrender charges apply for ten years from the issue date of your policy and for ten years after each increase in the base death benefit. Surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the tenth policy year. • The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in the base death benefit vary by gender, risk class and age at the time of the increase. • For a decrease in your insurance coverage, surrender charges are assessed against the policy value. If there are multiple coverage segments, the decrease and surrender charges will be processed on a pro rata basis. • If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
Reinstatement See *Termination of Coverage* **-- Reinstatement, page 48**	• You may reinstate your policy and riders within five years of its lapse if you still own the policy and the insured person is still insurable. You will need to pay the required reinstatement premium. • If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • If either the optional extended death benefit guarantee or the optional lifetime death benefit guarantee lapses, it cannot be reinstated.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the investment options your policy provides, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	• Life insurance is not a short-term investment and should be purchased only if you need life insurance coverage. • You should evaluate your need for life insurance coverage before purchasing a policy.
Investment Risk See *The Investment Options* **-- The Variable Account, page 18.**	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy. • Your variable account value will fluctuate with the markets, interest rates and the performance of the underlying funds. • Each fund has various investment risks, and some funds are riskier than others. • You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account.

Fees and Charges See *Fees and Charges*, **page 26.**	• A policy's fees and charges reflect costs associated with its features and benefits. • Before purchasing a policy, compare the value that these various features and benefits have to you, given your particular circumstances, with the fees and charges associated with those features and benefits. • In the early policy years the surrender charge usually exceeds the surrender value because the surrender charge is usually more than the cumulative minimum monthly premiums less policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Lapse See *Termination of Coverage* **-- Lapse, page 47.**	• Your insurance coverage will not lapse if your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due. • During any applicable death benefit guarantee period, your insurance coverage will not lapse if your cumulative premium payments to the next monthly processing date, less any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. • If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.
Exchanges See *Purchasing a Policy*, **page 23.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
See TAX CONSIDERATIONS, **page 48.**
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender; and
	  ▷ Lapse.
	• In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation See *General Policy Provisions* **-- Distribution of the Policies, page 58.**	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following table describes the maximum fees and charges you will pay at the time you buy the policy, make a partial withdrawal or surrender the policy or transfer your policy value between investment options.

Transaction Fees and Charges		
Charge	**When Deducted**	**Amount Deducted**
Premium Expense Charge	• Deducted when you make a premium payment.	• 8.00% of each premium payment made in policy years 1 - 10. • 4.50% of each premium payment made in policy years 11+.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $25.00 maximum. • $10.000 current.
Surrender Charge[1]	• Deducted when you surrender your policy or decrease your insurance coverage during the first ten policy years (or ten years from an increase in your insurance coverage).	• Minimum Rates -- $_____ per $1,000 of base death benefit. • Maximum Rates -- $_____ per $1,000 of base death benefit. • Rates for a Representative Policy Owner -- $_____ per $1,000 of base death benefit • Rates remain level for the first five years then decrease uniformly each month to zero at the end of the tenth year.
Transfer Charge	• Deducted each time you make a transfer between investment options. • We currently do not assess this charge.	• Up to $25.00.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $___.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $___.

[1] The surrender charge rates that apply to you depend on your gender, risk class and age at issue. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

The following table describes the maximum fees and charges you will pay each month on the monthly processing date. The monthly processing date is the same date each month as the date your coverage begins (your "policy date"). If that date is not a day the New York Stock Exchange ("NYSE") is open for business and a day a fund values its shares (a "valuation date"), then the monthly processing date is the next valuation date.

Periodic Fees and Charges		
Charge	**When Deducted**	**Amount Deducted**
Cost of Insurance[2]	• On the monthly processing date.	• Minimum Rates -- $_____ per $1,000 of base death benefit. • Maximum Rates-- $_____ per $1,000 of base death benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of base death benefit.
Administrative Charge	• On the monthly processing date.	• $10.00.
Mortality & Expense Risk Charge	• On the monthly processing date.	• 0.075% (0.90% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 1 - 10. • 0.0167% (0.20% annually) of variable account value (after the other monthly fees and charges are deducted) in policy years 11+.

[2] The cost of insurance rates that apply to you depend on the amount of your insurance coverage and your age at issue, gender, risk class and policy year. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

The following table describes the maximum charges you will pay if you elect any of the optional rider benefits.

Optional Rider Fees and Charges		
Rider	**When Deducted**	**Amount Deducted**
Term Insurance Rider[3]	• On the monthly processing date to age 100. There is no charge for this rider after age 100.	• Minimum Rates -- $_____ per $1,000 of rider benefit. • Maximum Rates -- $_____ per $1,000 of rider benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of rider benefit.
Accidental Death Benefit Rider[3]	• On the monthly processing date.	• Minimum Rates -- $_____ per $1,000 of rider benefit. • Maximum Rates -- $_____ per $1,000 of rider benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of rider benefit.
Additional Insured Rider[3]	• On the monthly processing date.	• Minimum Rates -- $_____ per $1,000 of rider benefit. • Maximum Rates -- $_____ per $1,000 of rider benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of rider benefit.

Optional Rider Fees and Charges, continued		
Rider	**When Deducted**	**Amount Deducted**
Children's Insurance Rider	• On the monthly processing date.	• Minimum Rates -- $_____ per $1,000 of rider benefit. • Maximum Rates -- $_____ per $1,000 of rider benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of rider benefit.
Waiver of Monthly Deduction Rider[3]	• On the monthly processing date.	• Minimum Rates -- $_____ per $1,000 of rider benefit. • Maximum Rates -- $_____ per $1,000 of rider benefit. • Rates for a Representative Policy Owner-- $_____ per $1,000 of rider benefit.
Extended Death Benefit Guarantee Rider	• On the monthly processing date.	• .005 per $1,000 of base death benefit coverage.
Rider	**When Deducted**	**Amount Deducted**
Accelerate Death Benefit Rider	• On the date the acceleration request is processed.	• $300 per acceleration request.

[3] The cost of insurance rates for these riders depend on your age at issue, gender, risk class and policy year. The rates for the representative policy owner listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses	• The following table details the funds' fees and expenses. A fund's fees and expenses are not direct charges against a sub-account's assets or reductions from policy values; rather, they are included in computing each underlying fund's net asset value, which is the share price used to calculate the unit values of the sub-accounts. For a more complete description of the funds' fees and expenses, see each fund's prospectus. • The sub-accounts purchase shares of the funds at net asset value. This price reflects investment management fees and other direct expenses which are set by the fund and deducted from the fund's assets as described in the following table. The fees and expenses are shown in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the fund adviser. • Each of the funds or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the fund from policies that we issue or administer. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant. • Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference. **See also *Investment Options* -- The Variable Account.** • A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund. • The information in the following table was provided to us by the funds and we have not independently verified this information.

Fund Annual Expenses (As a percentage of fund average net assets)

Fund	Investment Management Fees	Other Expenses	Total Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Fund Expenses
AIM Variable Insurance Funds					
AIM V.I. Dent Demographics Trends Fund -- Series I [1][2]	0.85%	0.59%	1.44%	0.14%	1.30%
The Alger American Fund					
Alger American Growth Portfolio	0.75%	0.06%	0.81%	--	0.81%
Alger American Leveraged AllCap Portfolio	0.85%	0.07%	0.92%	--	0.92%
Alger American MidCap Growth Portfolio	0.80%	0.08%	0.88%	--	0.88%
Alger American Small Capitalization Portfolio	0.85%	0.07%	0.92%	--	0.92%
Fidelity® Variable Insurance Products Fund					
Fidelity® VIP Contrafund® Portfolio -- Initial Class	0.58%	0.10%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio -- Initial Class [3]	0.48%	0.10%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio -- Initial Class [3]	0.58%	0.10%	0.68%	--	0.68%
Fidelity® VIP High Income Portfolio -- Initial Class [3]	0.58%	0.13%	0.71%	--	0.71%
Fidelity® VIP Index 500 Portfolio -- Initial Class [4]	0.24%	0.11%	0.35%	--	0.35%
Fidelity® VIP Investment Grade Bond Portfolio -- Initial Class [3]	0.43%	0.11%	0.54%	--	0.54%
Fidelity® VIP Money Market Portfolio -- Initial Class	0.18%	0.10%	0.28%	--	0.28%
The GCG Trust					
Fully Managed Series -- Class S Shares	0.94%	0.01%	0.95%	--	0.95%
Mid-Cap Growth Series -- Class S Shares	0.88%	0.01%	0.89%	--	0.89%
ING Income Shares					
ING VP Bond Portfolio -- Class R Shares [5]	0.40%	0.10%	0.50%	--	0.50%
ING Partners, Inc					
ING UBS Tactical Asset Allocation Portfolio -- Initial Class [6]	0.90%	0.20%	1.10%	--	1.10%
ING Van Kampen Comstock Portfolio -- Initial Class [6]	0.60%	0.35%	0.95%	--	0.95%
ING Variable Portfolios, Inc					
ING VP Index Plus LargeCap Portfolio -- Class R Shares [5]	0.35%	0.10%	0.45%	--	0.45%
ING VP Index Plus MidCap Portfolio -- Class R Shares [5]	0.40%	0.15%	0.55%	--	0.55%
ING VP Index Plus SmallCap Portfolio -- Class R Shares [5]	0.40%	0.31%	0.71%	0.11%	0.60%
ING Variable Products Trust					
ING VP Growth Opportunities Portfolio -- Class R Shares [7]	0.75%	1.07%	1.82%	0.92%	0.90%
ING VP Growth + Value Portfolio -- Class R Shares [7]	0.75%	0.42%	1.17%	0.37%	0.80%
ING VP High Yield Bond Portfolio -- Class R Shares [7]	0.75%	0.53%	1.28%	0.48%	0.80%

Fund Annual Expenses (As a percentage of fund average net assets), continued

Fund	Investment Management Fees	Other Expenses	Total Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Fund Expenses
ING VP International Value Portfolio -- Class R Shares [7]	1.00%	0.53%	1.53%	0.53%	1.00%
ING VP MagnaCap Portfolio -- Class R Shares [7]	0.75%	1.47%	2.22%	1.32%	0.90%
ING VP MidCap Opportunities Portfolio -- Class R Shares [7]	0.75%	1.91%	2.66%	1.76%	0.90%
ING VP Research Enhanced Index Portfolio -- Class R Shares [7]	0.75%	0.87%	1.62%	0.72%	0.90%
ING VP SmallCap Opportunities Portfolio -- Class R Shares [7]	0.75%	0.40%	1.15%	0.25%	0.90%
Janus Aspen Series					
Janus Aspen Aggressive Growth Portfolio -- Institutional Shares [8]	0.65%	0.02%	0.67%	--	0.92%
Janus Aspen Growth Portfolio- Institutional Shares [8]	0.65%	0.01%	0.66%	--	0.91%
Janus Aspen International Growth Portfolio -- Institutional Shares [8]	0.65%	0.06%	0.71%	--	0.96%
Janus Aspen Worldwide Growth Portfolio -- Institutional Shares [8]	0.65%	0.04%	0.69%	--	0.94%
Neuberger Berman Advisers Management Trust					
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio [9]	0.65%	0.08%	0.73%	--	0.73%
Neuberger Berman Advisers Management Trust Partners Portfolio [9]	0.82%	0.05%	0.87%	--	0.87%
Neuberger Berman Advisers Management Trust Socially Responsive Portfolio [10]	0.85%	3.48%	4.33%	2.80%	1.53%
OCC Accumulation Trust					
OCC Equity Portfolio [11]	0.80%	0.13%	0.93%	--	0.93%
OCC Global Equity Portfolio [11]	0.80%	0.40%	1.20%	--	1.20%
OCC Managed Portfolio [11]	0.78%	0.10%	0.88%	--	0.88%
OCC Small Cap Portfolio [11]	0.80%	0.10%	0.90%	--	0.90%
Pioneer Variable Contracts Trust					
Pioneer Mid Cap Value VCT Portfolio -- Class I Shares	0.65%	0.14%	0.79%	--	0.79%
Pioneer Small Cap Value VCT Portfolio -- Class I Shares [12][13]	0.75%	77.09%	77.84%	76.59%	1.25%
Putnam Variable Trust					
Putnam VT Growth and Income Fund -- Class IA Shares	0.46%	0.05%	0.51%	--	0.51%
Putnam VT New Opportunities Fund -- Class IA Shares	0.54%	0.05%	0.59%	--	0.59%
Putnam VT Small Cap Value Fund -- Class IA Shares	0.80%	0.14%	0.94%	--	0.94%
Putnam VT Voyager Fund -- Class IA Shares	0.53%	0.04%	0.57%	-	0.57%

Footnotes to the "Fund Annual Expenses"

(1) The waiver has been restated to reflect current fees. The fund's adviser has contractually agreed to waive advisory fees or reimburse expenses of Series I or Series II shares to the extent necessary to limit Total Fund Annual Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%. Management (Advisory) Fees were 0.71% after the fee waiver.

(2) Compensation to the Company for administrative or recordkeeping services may be paid out of fund assets in an amount up to 0.25% annually. Any such fees paid from the AIM Funds' assets are included in the "Other Expenses" column.

(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

(4) The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

(5) ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

(6) Other Expenses shown in the above table are based on estimated amounts for the current fiscal year.

(7) ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. The expense limits will continue through at least October 31, 2002.

(8) All expenses are shown without the effect of any expense offset arrangements.

(9) Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value.

(10) Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2005 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the Portfolios' average daily net asset value. The expense reimbursement agreement with respect to the Socially Responsive Portfolio provides for NBMI to recoup expenses within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its expense limitation.

(11) Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Fund Annual Expenses for the Equity Managed and Small Cap Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Fund Annual Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets.

(12) The Total Net Fund Annual Expenses in the table above reflect the expense limitation in effect through December 31, 2002 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

(13) The Portfolio commenced operations on November 8, 2001, therefore Other Expenses shown above are annualized. Including the reimbursements and waivers applied by Pioneer, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses for the year ended December 31, 2001 were 0.00%, 1.25% and 1.25%, respectively.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
- Investment management fees.
- Other expenses.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct periodic fees and charges from your policy value:
- Cost of Insurance Charge.
- Administrative Charge.
- Mortality and Expense Risk Charge.

Loan Account
Amount set aside as collateral for policy loans.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged
We charge interest on the amount held in your loan account.

THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT

ReliaStar Life Insurance Company

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established the ReliaStar Select★Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account. Minnesota law provides, however, that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. You do not invest directly in or hold shares of the funds when you allocate premium payments to the variable account. The following funds are currently available through the variable account.

Fund Name	Investment Adviser/Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund -- Series I Shares	Investment Adviser: AIM Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio -- Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio -- Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio -- Initial Class	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Small Capitalization Portfolio -- Initial Class	Investment Advisor: Fred Alger Management, Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Contrafund® Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.
Fidelity® Variable Insurance Products -- Fidelity® VIP Growth Portfolio --Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Index 500 Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Deutsche Asset Management, Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500).
Fidelity® VIP Investment Grade Bond Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio -- Initial Class	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.

Fund Name	Investment Adviser/Subadviser	Investment Objective
The GCG Trust Fully Managed Series	Investment Adviser: Directed Services, Inc. Sub-Adviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
The GCG Trust Mid-Cap Growth Series	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING VP Bond Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk.
ING UBS Tactical Asset Allocation Portfolio -- Initial Class	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Van Kampen Comstock Portfolio -- Initial Class	Investment Adviser: ING Life Insurance and Annuity Company Sub-Adviser: Morgan Stanley Investment Management Inc. d/b/a Van Kampen	Seeks capital growth and income.
ING VP Index Plus LargeCap Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.
ING VP Growth Opportunities Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term growth of capital.
ING VP Growth + Value Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks capital appreciation
ING VP High Yield Bond Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks high income and capital appreciation.
ING VP International Value Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: Brandes Investment Partners, L.P.	Seeks long terms capital appreciation.

Fund Name	Investment Adviser/Subadviser	Investment Objective
ING VP MagnaCap Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term capital appreciation.
ING VP Research Enhanced Index Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC Sub-Adviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING VP SmallCap Opportunities Portfolio -- Class R Shares	Investment Adviser: ING Investments, LLC	Seeks long-term capital appreciation.
Janus Aspen Aggressive Growth Portfolio -- Institutional Shares	Investment Adviser: Janus Capital	A nondiversified Portfolio that seeks long-term growth of capital.
Janus Aspen Growth Portfolio -- Institutional Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen International Growth Portfolio -- Institutional Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Worldwide Growth Portfolio Service Shares	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily total return.
Neuberger Berman AMT Partners Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks capital growth.
Neuberger Berman AMT Socially Responsive Portfolio	Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC	Seeks long term capital growth.
OCC Equity Portfolio	Investment Adviser: OpCap Advisors	Seeks long term capital appreciation.
OCC Global Equity Portfolio	Investment Adviser: OpCap Advisors	Seeks long term capital appreciation.
OCC Managed Portfolio	Investment Adviser: OpCap Advisors	Seeks growth of capital over time.
OCC Small Cap Portfolio	Investment Adviser: OpCap Advisors	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio -- Class I Shares	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
Pioneer Small Cap Value VCT Portfolio -- Class I Shares	Investment Adviser: Pioneer Investment Management, Inc.	Seeks capital growth.
Putnam VT Growth and Income Fund -- Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.

Fund Name	Investment Adviser/Subadviser	Investment Objective
Putnam VT New Opportunities Fund -- Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund -- Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund -- Class IA Shares	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that option by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;

- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling these policies;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Protector Elite variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your initial insurance coverage (which generally must be at least $250,000);
- Your initial death benefit option;

- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 90. "Age" under the policy means the insured person's age nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100; and
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the basic death benefit guarantee period. **See Death Benefit Guarantees -- Basic Death Benefit Guarantee. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the basic death benefit guarantee period.** Additionally, if you select either of the extended death benefit guarantee benefits, you may need to pay more than the minimum premium to keep the extended guarantee in force. **See Death Benefits -- Death Benefit Guarantees.**

22

Premium Payments Affect Your Coverage. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, less any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. **See *Termination of Coverage* -- Lapse.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required minimum initial premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

We invest your initial net premium in the sub-account which invests in the Fidelity® VIP Money Market Portfolio. We later transfer the amount held in this sub-account to the fixed account and your selected sub-accounts, based on your most recent premium allocation instructions. This transfer will generally occur on the fifteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund equal to the greater of:
- All premium we have received from you; and
- Your policy value plus a refund of all charges deducted.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary coverage begins when all of the following events have occurred:
- You have completed and signed our temporary life insurance coverage form;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

Temporary life insurance coverage ends on the earliest of:

- The date we return your premium payments;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance agreement if any of the following events occurs:
- There is a material misrepresentation in your answers on the temporary life insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 8.00% of each premium payment during the first ten policy years and 4.50% thereafter.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10.00, but we reserve the right to deduct up to $25.00 for each partial withdrawal.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:

- Surrender your policy; or
- Decrease your insurance coverage.

The amount of the surrender charge depends on the amount of the insurance coverage surrendered or decreased and the surrender charge rates.

When you purchase a policy or increase the insurance coverage, we set surrender charge rates based on the gender and age of the insured person. These surrender charge rates remain level for the first five years and then decrease uniformly each month to zero at the beginning of the eleventh policy year. The maximum surrender charge rates are $____ per $1,000 of base death benefit surrendered or decreased. The rates that apply to you may be lower and will be set forth in your policy.

For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums less policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

Excess Illustration Fee. We assess a $____ fee for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We assess a $____ fee for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the sub-accounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account assumed 3.00% annual interest earnings; and
- Your policy value less the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the state of Montana. The maximum cost of insurance rates are $____ per $1,000 of base death benefit for a [male/female], age ___ in a [tobacco/non-tobacco] risk class. The rates that apply to you may be lower and will be set forth in your policy.

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The amount of your cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all coverage as of the monthly processing date.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is $10.00. This charge helps offset the costs we incur in administering the policy.

Mortality & Expense Risk Charge. During the first ten policy years, the monthly mortality and expense risk charge is 0.075% (0.90% annually) of your variable account value after all other monthly fees and charges are deducted. After the tenth policy year, this charge reduces to 0.0167% per month (0.20% annually).

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the sub-accounts of the variable account are greater than the amount we estimated.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the "Optional Rider Fees and Charges" table and the "Optional Rider Benefits" section for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum base death benefit set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

We will not unfairly discriminate in any waiver or reduction. These variations will be based on differences in costs or services.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the term insurance rider. The term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your policy value and generally increase with the age of the insured person.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 90. A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease your base insurance coverage below $200,000. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis. Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

We reserve the right to not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your death benefit amount. **See *Tax Status of the Policy* -- Modified Endowment Contracts.**

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that your death benefit is at least equal to your policy value multiplied by a factor defined by law. The factors are based on:

- Whether you choose for your policy to meet the requirements of the guideline premium test or the cash value accumulation test;
- The insured person's age; and
- For cash value accumulation test policies, the insured person's gender and risk class.

The factors for the guideline premium test and a description how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. In most situations, the death benefit that results from the guideline premium test will be less than the amount of death benefit required under the cash value accumulation test.

Cash Value Accumulation Test. Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test.

Death Benefit Options

There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the second policy year.

Option 1. Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will vary as the policy value varies.

Option 3. Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid less withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

After age 100, the base death benefit under all options will generally be the greater of the amount of insurance coverage you have selected plus the amount of coverage, if any, under the term insurance rider or your policy value multiplied by the appropriate factor described in Appendix A. **See Automatic Rider Benefits -- Full Death Benefit Rider.** If the full death benefit rider is not available in your state, the base death benefit after age 100 under all options is your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, option 3 may best meet your needs.

Changing Death Benefit Options. After the second policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Options 1 or 2. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

Changing your death benefit option may reduce or increase your insurance coverage. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

Change From	Change To	Insurance Coverage Following Change Equals:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.
Option 3	Option 2	• Your base death benefit before the change minus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have a term insurance rider. **See Optional Rider Benefits -- Term Insurance Rider.**

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan with accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantees

The policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:

- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the basic death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of base insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of base insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, either the extended or lifetime death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

Basic Death Benefit Guarantee. The basic death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse for the lesser of five years or to age 80 (but no less than one year), provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date.

You should consider the following factors in relation to the basic death benefit guarantee:
- The amount of the minimum premium for your policy will be set forth in your policy (**See *Purchasing a Policy* -- Premium Payments);**
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the basic death benefit guarantee by doing so; and
- Even if the basic death benefit guarantee terminates, your policy will not necessarily lapse (**See *Termination of Coverage* -- Lapse**).

If you have not paid enough premium to maintain the basic death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the basic death benefit guarantee in force. If we do not receive the required premium payment within 61 days from the date of our notice, the basic death benefit guarantee will terminate.

You may reinstate the basic death benefit guarantee during the first five policy years, provided that you pay additional premium equal to:
- The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date; minus
- The sum of all premium paid minus any partial withdrawals and loans taken.

The amount necessary to reinstate the basic death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

Extended Death Benefit Guarantee. The extended death benefit guarantee is an optional benefit that may be added by rider only when you apply for the policy. **See Optional Rider Benefits -- Extended Death Benefit Guarantee Rider.**

Lifetime Death Benefit Guarantee. The lifetime death benefit guarantee is an optional benefit that may be added by rider only when you apply for the policy. **See Optional Rider Benefits -- Lifetime Death Benefit Guarantee Rider.**

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences.* **See TAX CONSIDERATIONS -- Modified Endowment Contracts.**

Term Insurance Rider. The term insurance rider provides level term insurance for the life of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the term insurance rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (*see* **Optional Rider Fees and Charges**);
- The base policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- You cannot have this rider together with the extended death benefit guarantee rider on the same policy.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime your base death benefit is greater than your policy value multiplied by the appropriate factor in Appendix A. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. Neither surrender charges nor periodic fees and charges will apply to this new coverage segment of the base policy.

Accidental Death Benefit Rider. The accidental death benefit rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the accidental death benefit rider to your policy:
- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges**);
- The base policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additional Insured Rider. The additional insured rider provides level term insurance coverage to age 100 of the insured person on a family member of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the additional insured rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges**);
- The base policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

Children's Insurance Rider. The children's insurance rider provides up to $10,000 of term life insurance coverage on the life of each of the insured person's children. You may add this rider after your policy is issued and the maximum amount of coverage under this rider is $10,000.

You should consider the following factors when deciding whether to add the children's insurance rider to your policy:
- Term coverage under this rider is available to age 25 of the child (or for 25 years from the issue date of this rider);

- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges**);
- Subject to certain limits you may increase insurance coverage under this rider; and
- Decreases in the amount of insurance coverage under this rider are allowed, but at least 6 months must elapse between decreases.

Extended Death Benefit Guarantee Rider. The extended death benefit guarantee rider provides a guarantee that your policy will not lapse for the lesser of 20 years or to age 80, provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date.

You should consider the following factors when deciding whether to add the extended death benefit guarantee rider to your policy:
- You may add this rider only when you apply for the base policy;
- The extended death benefit guarantee period begins at the end of the basic death benefit guarantee period;
- The minimum premium for this rider will be set forth in your policy.
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- There is a monthly charge for this rider equal to .005 per $1,000 of base death benefit coverage (*see Optional Rider Fees and Charges*);
- This rider may not be available for certain risk classes;
- This rider cannot be added to a policy with the lifetime death benefit guarantee rider; and
- Even if the extended death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* -- Lapse**).

If you have not paid enough premium to maintain the extended death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

Lifetime Death Benefit Guarantee Rider. The lifetime death benefit guarantee rider provides a guarantee that your policy will not lapse during your lifetime, provided your cumulative premium payments, less any partial withdrawals or loans, are at least equal to the sum of lifetime death benefit guarantee premium payments to the next monthly processing date.

You should consider the following factors when deciding whether to add the lifetime death benefit guarantee rider to your policy:
- You may add this rider only when you apply for the base policy;
- The lifetime death benefit guarantee period begins at the end of the basic death benefit guarantee period;
- The minimum premium for this rider will be set forth in your policy;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- This rider cannot be added to a policy with the extended death benefit guarantee rider; and
- Even if the lifetime death benefit guarantee terminates, your policy will not necessarily lapse (**See *Termination of Coverage* -- Lapse**).

If you have not paid enough premium to maintain the lifetime death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

Waiver of Monthly Deduction Rider. Subject to certain limits, the waiver of monthly deduction rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the waiver of monthly deduction rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see Optional Rider Fees and Charges**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 3 is in effect at the end of the first six months of total disability.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See Optional Rider Fees and Charges and** *Other Tax Matters* **-- Accelerated Death Benefit Rider.**

Cost of Living Rider. The cost of living rider provides optional increases in the amount of base insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:
- On each date the amount of insurance increases under this rider, the amount of the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased waiver of monthly deduction rider benefit, if applicable;
- The minimum premium for the death benefit guarantee will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

Accelerated Death Benefit Rider. Under certain circumstances, the accelerated death benefit rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:

- We assess an administrative charge of up to $300 when we pay the accelerated benefit (**see Optional Rider Fees and Charges**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any unpaid premiums will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a competent tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary state-by-state and you should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

Full Death Benefit Rider. Under the full death benefit rider your policy will automatically continue beyond the policy anniversary nearest the insured person's 100th birthday. However, on that date we will:

- Change death benefit Option 2 and Option 3 to death Benefit Option 1, if applicable;
- Change the death benefit under Option 1 to an amount equal to the greater of:
  - ▷ Your requested amount of base insurance coverage in effect at that time plus the amount of coverage, if any, under the term insurance rider; or
  - ▷ Your policy value multiplied by the appropriate factor described in Appendix A.
- Transfer your variable account value to the fixed account;
- Terminate dollar cost averaging and automatic rebalancing programs; and
- Terminate all other riders.

Thereafter, insurance coverage under your policy will continue until the death of the insured person, unless the policy lapses or is surrendered. However, after that date:

- You may not make transfers from the fixed account to the sub-accounts of the variable account;
- You may not make any further premium payments; and
- We will not deduct any further monthly cost of insurance charges.

This rider may not be available in all states. Contact your agent/registered representative or our customer service center to find out if this rider is available in your state.

The tax consequences of coverage continuing beyond the policy anniversary nearest the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences. See *Other Tax Matters* -- Continuation of Policy Beyond Age 100.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See *The Investment Options* -- The Fixed Account.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amounts invested in the sub-accounts are measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Investment portfolio expenses; and
- Taxes, if any.

A valuation date is one on which the net asset value of a fund's shares is determined. Valuation dates are each day the New York Stock Exchange ("NYSE") and our customer service center are open for business, except for days on which a fund does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time. Our customer service center may not be open on major holidays.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:

- When amounts are transferred from a sub-account (including transfers to the loan division);

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- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to the sum of all unpaid policy loans plus unpaid interest. **See *Special Features and Benefits* -- Loans.**

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy year, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan will be taken. If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

We also charge interest on amounts held in the loan account. The annual interest rate charged is currently 4.76%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan account value that is not greater than:
- Your variable account value pus your fixed account value, minus
- The sum of all premium paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:

- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:

- If you do not make loan repayments your policy could lapse because your policy value minus your loan account value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan account value from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS -- *Distributions other than Death Benefits.***

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:

- You may generally not make transfers until after the fifteenth day following your policy date (**see Premium Payments -- Allocation of Net Premium**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
- We may impose the transfer charge or restrict or refuse transfers because of excessive trading, as described below.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We process all transfers and determine all values in connection with transfers on the next valuation date after we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less your loan account value is at least $5,000, you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time.

This systematic plan of transferring policy values is intended to reduce the risk of investing too much when the price of a fund's shares is high. It also reduces the risk of investing too little when the price of a fund's shares is low. Since you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any sub-account is more than the variable account value in that sub-account.

Automatic Rebalancing. Anytime your policy value less your loan account value is at least $10,000, you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- the policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fix account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your base insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change.

Excessive Trading. Excessive trading activity can disrupt investment fund management strategies and increase fund expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

In response to excessive trading, we may restrict or refuse transfers, including transfers made by third-parties acting on behalf of policy owners such as market timing services. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the funds or to policy owners as a whole.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allow each policy year, and a partial withdrawal must be at least $500. In policy years 2 through 10 you may not withdraw more than 20% of your surrender value.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Transaction Fees and Charges -- Partial Withdrawal Fee.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your net policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of base insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Periodic Fees and Charges -- Cost of Insurance.**

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of base insurance coverage.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $200,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See TAX CONSIDERATIONS -- Tax Status of the Policy.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS --** *Distributions Other than Death Benefits.*

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- A death benefit guarantee is in effect; or.
- Your surrender value or net policy value, as applicable, is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic death benefit guarantee) for the policy not to lapse.

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed basic death benefit guarantee cannot be reinstated after the fifth policy year. Lapsed extended and lifetime death benefit guarantee riders cannot be reinstated.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed in income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Code Section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium test."

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. **See Tax Treatment of Policy Death Benefits.**

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance policy, may be considered the owner for federal income tax purposes of the variable account assets used to support your policy. Any income and gains from the variable account assets are includible in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. While we believe that the policy does not give you investment control over the assets of the variable account, we reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax advisor should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Other Tax Matters

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (**See Accelerated Death Benefit Rider for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of a Policy Beyond Age 100

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in section 4975(e)(1) of the Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use our policies in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 90.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -- *Other Tax Matters*.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -- *Other Tax Matters*.**

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of its products in money laundering or terrorist financing, the company has adopted an anti-money laundering program satisfying the requirements of the USA Patriot Act. Among other things, this program requires the company, its agents and customers to comply with certain procedures and standards that serve to assure that its customers' identities are properly verified and that premiums are not derived from improper sources.

In connection with the application for the policy and any change in ownership, owners and insureds will be required to provide the following identification, and may be asked for additional identification when, in the company's judgment, it is necessary to establish or verify identity:
- For individuals, name, street address of residence, business address, date of birth, Social Security or tax identification number, occupation, telephone number, and drivers license number or equivalent information from a government issued photo i.d. (e.g., passport).
- For entities, including corporations, trusts, and partnerships,. name, address, nature of business and tax identification number, the identity of all representatives authorized to act on behalf of the entity with respect to the policy, and, for trusts, the identity of the trustees.
- For all individuals authorized to act on behalf of an entity, name, position, business address and telephone number.

The company reserves the right to obtain the same information in connection concerning any beneficiary and to verify any information obtained from an insured, owner or beneficiary by accessing databases maintained internally or by outside firms (such as Equifax, Experion, Lexis/Nexis, or others).

Under the company's anti-money laundering program, the following forms of payment are acceptable:
- Checks payable to the company.
- Cashier's checks, bank drafts, bank checks and treasurer's checks totaling under $10,000.
- Payments from insurance companies whose policies are exchanged for an ING company policy.

- Electronic funds transfers drawn from policyowner or payor bank account.
- Wire transfers to an ING company's account in an American bank.

The following forms of payment are not acceptable and may be returned:
- Currency (domestic or foreign) or traveler's checks.
- Money orders totaling over $5000 per premium payment.
- Wire transfers directly from a foreign financial center.
- Checks drawn from agent accounts (other than for policies on the life of the agent or the agent's immediate family or net premium checks from agents that have Net Depository Privileges).

The company's anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and the company's ongoing assessment of its exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The NYSE is closed for trading;
- Trading on the NYSE is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc., an affiliate of ours. It is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. The affiliated broker/dealers may include:

- VESTAX Securities Corporation;
- Locust Street Securities, Inc.;
- Multi-Financial Securities Corporation;
- IFG Network Securities, Inc.;
- Financial Network Investment Corporation;
- Washington Square Securities, Inc.;
- Guaranty Brokerage Services, Inc.;
- ING Financial Advisers, LLC;

- PrimeVest Financial Services, Inc.;
- Granite Investment Services, Inc.;
- Financial Northeastern Securities, Inc.;
- Aeltus Capital, Inc.;
- BancWest Investment Services, Inc.;
- Baring Investment Services, Inc.;
- Compulife Investor Services, Inc.;
- Directed Services, Inc.;

- ING Barings Corp.;
- ING Direct Funds Limited;
- ING DIRECT Securities, Inc.;
- ING Funds Distributor, Inc.;
- ING TT&S (U.S.) Securities, Inc.;
- Systematized Benefits Administrators, Inc.; and
- United Variable Services, Inc.

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy. We may make loans to agents/registered representatives, or advance commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as interest rate reduction and/or principal forgiveness, that may be conditioned on insurance sales.

We may pay a distribution allowance of up to 90% of premium we receive up to the minimum amount necessary to maintain the extended death benefit guarantee and lower thereafter.

Although it varies by policy, we estimate the typical first year compensation payable to a selling broker/dealer if a policy owner pays the minimum amount of premium necessary to maintain the extended death benefit guarantee to be $_____ per $1,000 of insurance coverage.

Broker/dealers receive renewal payments (trails) of up to 0.25% of the average net policy value.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

For sales of certain policies with reduced or waived charges, distribution allowances and renewal payments may be reduced or eliminated.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
- **Option 1 --** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 --** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** -- The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;

- **Option 4 --** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5** -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

Directors and Principal Officers [To be updated in the pre-effective amendment.]

Name and Address	Position with Company	Business Experience During Past 5 Years
P. Randall Lowery*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Executive Vice President, and General Manager and Chief Actuary.
Thomas J. McInerney*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, and Chief Executive Officer.
Mark A. Tullis*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization since 1999, including positions as Director, President, Treasurer, and General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999.
Keith Gubbay*	Director	[To be added by pre-effective amendment]
Chris D. Schreier*	Director and President	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, Vice President, Second Vice President, Treasurer, and Assistant Treasurer.

Directors and Principal Officers, continued [To be updated in the pre-effective amendment.]

Name and Address	Position with Company	Business Experience During Past 5 Years
David S. Pendergrass*	Vice President and Treasurer	Has held several executive officer positions with various affiliated companies within the ING organization, including positions as Vice President and Treasurer.
David Wheat*	Chief Accounting Officer	Chief Accounting Officer of various affiliated companies within the ING organization since 2001. Partner of Ernst & Young LLP from 1999 to 2001. Office Managing Partner of Ernst & Young LLP from 1995-1999.
Paula Cludray-Engelke**	Secretary	Has held various officer positions with various affiliated companies within the ING organization, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, Director of Contracts Compliance and Special Benefits.

Directors, officers and employees of the Company are covered by a blanket fidelity bond in an amount in excess of $60 million issued by Lloyds of London.

*   The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. These individuals may also be directors and/or officers of other affiliates of the Company.

**   The address of this Officer is 20 Washington Avenue South, Minneapolis, Minnesota 55401. This individual may also be an officer of other affiliates of the company.

Legal Proceedings [To be updated in the pre-effective amendment]

The variable account is not a party to any pending legal proceedings. We are a defendant in various lawsuits in connection with the normal conduct of its insurance operations. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to our financial position. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and we can make no assurances that we will not be subjected to such an award. The defense of the putative class actions pending against us may require the commitment of substantial internal resources and the retention of legal counsel and expert advisers.

We were a defendant in litigation in New York State court regarding an alleged reinsurance contract. The plaintiff alleged damages in excess of $100 million. We believed that no contract existed and the suit was without merit. The trial court granted our motion for summary judgment. Plaintiff has appealed this decision, and the decision was affirmed upon appeal.

Experts [To be updated in the pre-effective amendment.]

The statements of assets and liabilities of ReliaStar Select★Life Variable Account as of December 31, 2001, and the related statements of operations and changes in net assets for each of the two years in the period then ended and the statutory basis financial statements of ReliaStar Life Insurance Company at December 31, 2001 and 2000, and for each of the two years in the period then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of ReliaStar Select★Life Variable Account for the year ended December 31, 1999, included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their respective report appearing elsewhere herein, and is included in reliance upon such report given upon their authority as experts in accounting and auditing. The primary business address of Deloitte & Touche LLP is 400 One Financial Plaza, 120 South Sixth Street, Minneapolis, MN 55402.

Actuarial matters in this prospectus have been examined by Craig A. Krogstad, F.S.A., M.A.A.A. as stated in an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the variable account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the 1933 Act, includes additional information about us, the variable account and the policy. It can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

Financial Statements [To be updated in the pre-effective amendment.]

The financial statements of the variable account reflect the operations of the variable account as of December 31, 2001 and for each of the three years in the period then ended. The financial statements are audited. The periods covered are not necessary indicative of the longer term performance of the assets held in the variable account.

The statutory basis financial statements of the company which are included in this prospectus should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meets its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. These statutory basis financial statements are as of December 31, 2001 and 2000 and for the years then ended. The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the company.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.